

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2008

Mr. Malek A. Bohsali, Chief Financial Officer
Lucas Energy, Inc.
3000 Richmond Avenue, Suite 400
Houston, Texas 77098

  Re: **Lucas Energy, Inc.**
    Form 10-K for Fiscal Year Ended March 31, 2008
    Filed June 19, 2008
    Form 10-QSB for Fiscal Quarter Ended June 30, 2008
    Filed August 13, 2008
    File No. 1-32508

Dear Mr. Bohsali:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Reserves, page 12

1. We note you have presented "Undiscounted Future Net Revenue" and "Present Value of Proved Reserves Discounted at 10% per year" non-GAAP financial measures. Please revise to include all of the disclosures required by Item 10(e) of

Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures released by the SEC on June 13, 2003.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your current accountant expresses an opinion on the financial statements for the fiscal year ended March 31, 2007. Item 8 of your filing indicates these accountants were appointed on October 9, 2007.   Tell us why you have not presented the report of your prior accountant on these financial statements. In this respect, please clarify whether your current auditors re-audited your fiscal year 2007 financial statements.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

3.   We note the deferred tax assets and liabilities disclosed in Note 11. Please revise to provide your accounting policy for income taxes as required by Accounting Principles Board Opinion Number 22.

Comprehensive income per Share of Common Stock, page F-9

4.   We note your presentation of comprehensive income per share. As discussed in Financial Reporting Codification 202.04, per share information other than that relating to net income or dividends should be avoided in reporting financial results. Please revise to remove this disclosure from your filings.

Exhibits 31.1 and 31.2

5.   We note that these exhibits do not contain the exact wording as required by Regulation S-K Item 601(b)(31). Please amend to provide corrected certifications that conform to this requirement. The required changes would include, but are not limited to, the following:

* The title above the opening line should read "certifications",
* Paragraph 1 should refer to Form 10-K,
* All references to the "small business issuer" should be replaced with "registrant",
* Paragraphs 2 and 3 should refer to "report",
* Paragraphs 4 and 5 should contain the exact wording as required by Regulation S-K Item 601(b)(31), and
* Exhibit 31.2 should include the title below the signature.

 Exhibits 32.1 and 32.2

6.   We note these exhibits refer to Form 10-KSB. In your amended filing, please
        include corrected certifications that refer to Form 10-K rather than Form 10-KSB.

Form 10-QSB for the Quarter Ended June 30, 2008

7.   We note that your most recent quarterly report for the period ending June 30,
        2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008,
        companies formerly classified as "small business issuers" under Regulation S-B
        must file their quarterly reports on Form 10-Q after they have filed an annual
        report for a fiscal year ending after December 15, 2007. Although small business
        issuers are now required to file on Form 10-Q, the disclosure requirements for
        that form are now tailored for smaller companies.

        Information about recent changes to rules affecting small business issuer form
        types and disclosure and filing requirements is available on the SEC website at
        http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any
        questions about these changes, please feel free to contact the SEC's Office of
        Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

        Although we are not asking you to correct your most recent filing just to reflect
        the proper form type, we ask that you review your filing requirements and
        consider whether any action is necessary if your most recently filed quarterly
        report does not contain all required material information. In any event, you should
        file your next quarterly report on Form 10-Q.

Engineering Comments

Business, page 4

8.   We note your statement, "We focus on acquiring shut-in wells that we believe
        have been overlooked by larger companies and have a high probability of
        containing large reserves recoverable through the lateral drilling process or
        responding to our revitalization process." With a view toward possible
        disclosure, please explain to us in detail the components of your "revitalization
        process", present examples of its success and list the properties and currently
        booked proved reserves attributable to this process. Include support for any claim
        to proprietary technology you make.

9.   We note your statement, "We seek opportunities to acquire mature oil fields that
        have 30% to 50% of original oil in place." Most conventional oil fields with 50%
        of its original oil in place would be well past or at primary and secondary

depletion. Please furnish us with a list of such properties that you have acquired and those you have brought to production. Include the calculations that you used to determine the depletion fraction for each field.

Description of Properties, page 12

10.   We note that your property description does not include items such as field names and locations, producing zone and current production while the "Current Operations" section of your website does. Please expand this section to present the detailed information contemplated in Item 102 of Regulation S-K.

Reserves, page 12

11.   Please submit to us the petroleum engineering reports – in hard copy and electronic compact disk format -you used as the basis for your 2008 proved reserve disclosures. Please ensure that these materials include:

   a) One-line recaps for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
   c) Individual income forecasts for each of the properties in the proved developed and proved undeveloped categories as well as the AFE for each of the five largest PUD properties described on page 4;
   d) Narratives and engineering exhibits (e.g. maps, performance plot projections, volumetric calculations) for each of the five largest PUD properties described on page 4 with pertinent offset well production figures. Include a discussion of the "Revisions of previous estimates for improved recovery 1,356,488 barrels oil" disclosed on page F-16.

   Please direct these engineering items to:
   U.S. Securities and Exchange Commission
   100 F Street NE
   Washington, DC 20549-7010
   Attn: Ronald M. Winfrey

Wells, page 12

12.   Please expand your property description to include, for each of the last three years, your net oil and gas production and your drilling activities pursuant to SEC Industry Guide 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Lateral Drilling and Rework Program, page 15

13.   Please expand your description of "Proved Producing PV10 Value($)" to provide an explanation of the calculations and assumptions for this term. As a minimum, include the applicable effective date, product prices and reserve categories used in this computation.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-15

Reserve Quantity Information, page F-16

14.   Paragraph 11 of FAS 69 requires the explanation of significant changes in the line item reconciliation of your proved reserves. Please revise your proved reserve disclosure to explain the technical factors in the 1,356,488 barrel revision to your proved oil reserves for the year ending March 31, 2007.

15.   Please amend your document to disclose your proved developed reserves for each of the three years ended March 31, 2008 pursuant to FAS 69, paragraph 10.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-17

16.   Please amend your document to disclose your projected future development costs separately from your future production costs per FAS 69, paragraph 30(b).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief